EXHIBIT (a)(1)(ii)

[FORM OF COVER LETTER TO ELIGIBLE EMPLOYEES

REGARDING THE OFFER TO PURCHASE AND SUMMARY OF PROCEDURES]

[SCPIE LETTERHEAD]

Dear SCPIE Employee:

As you are aware, some of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock. The Board of Directors is concerned that these options are not achieving the purpose for which they were intended, and has authorized the company to repurchase, for cash, certain eligible options with exercise prices equal to or greater than $29.00 per share.

Therefore, SCPIE is offering its employees $1.00 per share for eligible options with exercise prices greater than or equal to $29.00 per share. By making this offer, we hope to provide some value to the holders of eligible options and enhance the flexibility of our equity incentive plan. Assuming all eligible options are purchased in the offer, approximately 417,200 additional shares will become available for future grants.

Enclosed is a personal option status schedule outlining the current options you have that are eligible for this offer. The total cash consideration you will receive will be based on the number of shares subject to eligible options you tender for purchase in the offer multiplied by the purchase price per share discussed above, less applicable withholding taxes.

The offer to purchase your options is being made upon the terms and subject to the conditions of the attached Offer to Purchase and Election to Tender Form. The Offer to Purchase contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the program and the cash consideration you will be eligible to receive if you decide to participate.

This is a voluntary stock option purchase program. We make no recommendation as to whether you should elect to tender your options. Each employee must make his or her own decision. If you do not accept the offer, or if we do not accept any options tendered for purchase, you will keep all of your current options and they will not be cancelled by us and you will not receive any payment from us.

If you have any questions about the program, please call Robert B. Tschudy at (310) 557-8739 or Edward G. Marley at (310) 557-8747 or send an email to tenderoffer@scpie.com.

Sincerely,

[Signature of Donald J. Zuk]

Donald J. Zuk
President and Chief Executive Officer

OFFER TO PURCHASE OPTIONS FOR CASH

PROCEDURES

All Employees

•	Read the enclosed documents thoroughly so you may make a decision on whether or not you will tender your options.

Employees NOT Tendering Any Options for Cash

•	You do not need to do anything. No form is required to be sent in.

Employees Choosing to Tender Options for Cash

1.	After reading all the enclosed documents, indicate on the Election to Tender form your election to tender.

2.	Sign and date the Election to Tender form.

3.	Mail the Election to Tender form to us at 1888 Century Park East, Suite 800, Los Angeles, CA 90067, attention Edward G. Marley. You may also fax the Election Form to Edward G. Marley at (310) 551-5924.

4.	All Forms must be RECEIVED by us before 9:01 P.M., Pacific Time, December 16, 2003, unless the offer is extended.

5.	An email acknowledging receipt of your Election to Tender form will be sent within five (5) business days after receipt by us.

6.	If you do not receive an acknowledgment of receipt, contact Edward G. Marley at (310) 557-8747 or Robert B. Tschudy at (310) 557-8739 or send an email to tenderoffer@scpie.com.

7.	Any changes you would like to make to your Election to Tender form must be received by us prior to the established deadline.

8.	Any questions you have regarding the right to tender can be directed to Edward G. Marley at (310) 557-8747 or Robert B. Tschudy at (310) 557-8739 or send an email to tenderoffer@scpie.com.